

April 3, 2013

Via E-mail
Rick L. Wessel
Chief Executive Officer
First Cash Financial Services, Inc.
690 East Lamar Blvd., Suite 400
Arlington, TX 76011

> **Re:** **First Cash Financial Services, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2012**
> **Filed February 22, 2013**
> **File No. 000-19133**

Dear Mr. Wessel:

We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2012

Item 1. Business

Locations and Operations, page 7

1. We note your disclosure that you are an equal partner in Cash & Go, Ltd., a joint venture. However, you state within Exhibit 21.1 that you have a 49.5% ownership interest in Cash & Go, Ltd. We also note that you have a 50.0% interest in Cash & Go Management, LLC. Please explain in detail the ownership and operating structure of Cash & Go, Ltd. and Cash & Go Management, LLC as well as how you account for these investments citing relevant U.S. GAAP. Please also specifically address in your response how you have an equal interest in the Cash & Go, Ltd. joint venture when you have a 49.5% ownership interest.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Non-GAAP Financial Information, page 38

2. Please address the following in reference to your EBITDA Non-GAAP disclosure on page 39;

    - Exchange Act Release No. 47226 describes EBITDA as "earnings before interest, taxes, depreciation and amortization." We believe that "earnings" means net income as presented in the statement of operations under GAAP. The measure you reconcile to under the EBITDA header is "[e]arnings from continuing operations before interest, taxes, depreciation and amortization," and as such, you have defined earnings as "earnings from continuing operations" rather than "net income." Measures that are calculated differently than EBITDA as described in Exchange Act Release No. 47226 should not be characterized as "EBITDA" and their titles should be distinguished from "EBITDA," such as "Adjusted EBITDA." Please revise or tell us why you think your presentation is appropriate. Refer to Question 103.01 of our Compliance and Disclosure Interpretations on Non-GAAP financial measures on our website; and

    - We also note your use of income from continuing operations as the most directly comparable GAAP financial measure in your reconciliation to earnings from continuing operations before interest, taxes, depreciation and amortization. We believe that if EBITDA is presented as a performance measure, it should be reconciled to net income as presented in the statement of operations under GAAP. Please explain or revise. Refer to Question 103.02 of our Compliance and Disclosure Interpretations on Non-GAAP financial measures on our website.

Item 8. Financial Statements and Supplementary Data

Consolidated Statements of Cash Flows, page F-8

3. We note your presentation of pawn loan receivables and consumer loans within investing activities. Please tell us whether these amounts are presented net, and if so, revise the line item heading to state as such.

4. We note your disclosure on page F-10 of the typical terms of pawn and consumer loans. If pawn loan receivables and consumer loans are presented net within investing activities, please explain in detail how each of these line items meets the criteria for net presentation within the consolidated statements of cash flows. See FASB ASC 230-10-45-7 through 230-10-45-9. Please specifically address the original maturities of these loans in your response.

5. We note the presentation of borrowings under your revolving unsecured credit facility within your consolidated balance sheet as non-current, and the presentation of these borrowings as net within the financing activities section of your consolidated statements of cash flows. Please explain in detail how these borrowings meet the criteria for net presentation within the consolidated statements of cash flows. See FASB ASC 230-10-45-7 through 230-10-45-9. Please specifically address the original maturities of these borrowings in your response.

Note 4. Acquisitions, page F-15

6. We note your disclosure of several acquisitions you consummated during the most recent fiscal year, as well as your table illustrating your allocation of the purchase price. Please tell us the nature and amount of the intangible assets recognized. Additionally, please tell us what consideration was given to including the disclosures required by ASC 350-30-50.

7. Please tell us how the acquisitions you made during 2012 were treated for tax purposes. Please also tell us if the tax allocation of any acquisition resulted in new or changed intangible asset tax basis and created deductible amortization of intangibles or goodwill for tax purposes. If so, please contrast the allocation performed for tax purposes with that performed for financial reporting purposes for each acquisition.

Note 9. Revolving Credit Facility and Notes Payable, page F-18

8. We note your disclosure of interest being charged on your borrowings under the revolving credit facility at the prevailing LIBOR rate plus a fixed spread of 2.0%. Please clarify whether LIBOR as used in this note represents 1 month, 3 month or some other LIBOR term and revise other instances where you make this disclosure.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

Rick L. Wessel
First Cash Financial Services, Inc.
April 3, 2013
Page 4

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Jarrett Torno, Staff Accountant, at (202) 551-3703 or Jason Niethamer, Assistant Chief Accountant, at (202) 551-3855 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3720 with any other questions.

Sincerely,

/s/ Andrew D. Mew

Andrew D. Mew
Accounting Branch Chief